THE SCOTT LAW FIRM, LTD.
                        201 West Lake Street, Suite 243
                               Chicago, IL 60606

                                (312) 957-5553
                             wscott@wscottlaw.com

						June 29, 2011

US Securities and Exchange Commission 		Filed via EDGAR
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010
Attn: Sonia Gupta Barros, Esq., Special Counsel

Re:	TriView Global Fund, LLC (the "Issuer")
	Registration Statement on Form S-1 - Post Effective Amendment
	File No. 333-166668

Ms. Barros,

	Based on the comments your office provided verbally to our staff, the Issuer responds as follows.

1.	The Issuer affirms that it did not use its prospectus for more than nine months after the initial effective date of August 10, 2010 in accordance with
Section 10(a)(3) of the Securities Act of 1933. It further affirms to maintain compliance such that no offers or sales will be made until the Commission has granted an effective date to a post effective amendment.

2.	The Issuer has revised throughout the prospectus to reflect a maximum offering amount of $20,000,000.

3.	The Issuer has revised the prospectus at Determination of the Offering
Price on page 24 to provide disclosure that investors sold under the prior prospectus have been granted the opportunity to reaffirm their investment under the new minimum offering amount.

	We are available to amplify or clarify any response.

						Very truly yours,

						/s/ William S. Scott
						William Sumner Scott
						For the Firm

WSS/lf

cc:	TriView Capital Management, Inc.
	Managing Member